Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: February 13, 2014

On February 13, 2014, AMEC plc issued the following press release:

Recommended acquisition of Foster Wheeler AG

AMEC, the international engineering and project management company, announces that it has entered into a definitive agreement with Foster Wheeler AG (Foster Wheeler) under which AMEC will make a recommended offer to acquire the entire issued and to be issued share capital of Foster Wheeler (the Acquisition).

The terms of the Acquisition are as announced on 13 January 2014, with Foster Wheeler shareholders receiving 0.8998 new AMEC securities and $16.00 in cash for each Foster Wheeler share (representing approximately $3.3 billion, or £2.0 billion, in aggregate, payable approximately 50 per cent in cash and 50 per cent in AMEC securities)(1). Individual Foster Wheeler shareholders will have the ability, through a mix and match facility, to elect the proportion of cash and securities to be received in the offer. This election will be subject to pro rata adjustment in the event either cash or securities is over-subscribed.

The cash portion of the consideration will be financed by a combination of AMEC’s existing cash resources and new debt financing. The securities portion of the consideration will be satisfied by the issuance of approximately 90 million new AMEC securities to Foster Wheeler shareholders, which, at the election of Foster Wheeler shareholders, will be issued in the form of either ordinary shares or American Depositary Shares (for which AMEC will seek a US listing).

On completion of the Acquisition, Foster Wheeler shareholders will hold shares in AMEC representing approximately 23 per cent of its enlarged share capital and it is expected that two non-executive directors of Foster Wheeler will join the AMEC board.

The implementation agreement prohibits Foster Wheeler from soliciting competing proposals, and from providing information and engaging in discussions with third parties, except in limited circumstances.

Key anticipated benefits of the combination include:

•                  Positioning AMEC to serve across the whole oil and gas value chain, adding mid and downstream capabilities to AMEC’s existing upstream focus and bringing new customer relationships

•                  Improved geographic footprint, more than doubling AMEC’s current revenues in the Growth Regions, increasing AMEC’s Latin America exposure and bringing scale benefits

•                  Annual cost synergies, estimated by AMEC to be at least $75 million, and additional significant tax synergies

•                  Significant revenue synergies, including cross-selling services to the combined customer base, such as expanding the brownfield and environmental service offering internationally into the mid and downstream markets

•                  Retaining AMEC’s low-risk and cash generative business model. Foster Wheeler has a similar business model, with predominantly cost-plus contracting and an asset-light engineering and project management business

•                  Combining two highly skilled workforces with industry-leading engineering and project management expertise

•                  Adding a robust and profitable power equipment business with a solid backlog of orders.

The Acquisition is expected to be double-digit earnings accretive in the first 12 months following completion, and ROIC is expected to exceed the cost of capital in the second 12 month period following completion.  AMEC expects to have a pro-forma trailing 12 months ratio of net debt to EBITDA of approximately 1.6 times following completion.

Commenting on the Acquisition, AMEC Chief Executive, Samir Brikho, said: “I am delighted with today’s announcement of a recommended offer for Foster Wheeler. The combination positions us across the whole oil & gas value chain, provides scale in our Growth Regions and is expected to be double-digit earnings enhancing in the first twelve months.  The offer has been unanimously approved by the boards of both companies and is a compelling opportunity for all shareholders, customers and employees.”

Due to its size, the Acquisition is a class 1 transaction under the UK listing rules and therefore requires the approval of AMEC shareholders. Completion of the transaction will also be subject to AMEC having received valid acceptance to the offer from holders of Foster Wheeler shares holding a minimum of 80 per cent of the total issued share capital of Foster Wheeler, regulatory and anti-trust approvals, a Foster Wheeler shareholder vote, and the satisfaction of other customary closing conditions.

The Acquisition is expected to close in the second half of 2014.

Bank of America Merrill Lynch is acting as exclusive financial adviser to AMEC. Bank of America Merrill Lynch and Barclays are joint corporate brokers to AMEC.

(1)         Calculated using the AMEC share price of 1092p and a pound sterling to US$ exchange rate of 1:1.658, both as at the close on 12 February 2014.  The recommended offer value has been calculated using a Foster Wheeler diluted share count of approximately 99.9 million shares (based on treasury share method) that will be settled in new AMEC securities and cash, plus approximately 1.2 million of shares currently in Foster Wheeler award schemes that are expected to be rolled into new AMEC awards.

Enquiries:

AMEC	+44 20 7429 7500
Sue Scholes
Rupert Green

Bank of America Merrill Lynch	+44 20 7628 1000
Simon Mackenzie Smith

Michael Findlay

Brunswick (UK)	+44 20 7404 5959
Mike Harrison
Dania Saidam

Brunswick (US)	+1 (212) 333 3810
Tripp Kyle
Jayne Rosefield

Notes to editors

AMEC is a focused supplier of consultancy, engineering and project management services to its customers in the world’s oil and gas, mining, clean energy, environment and infrastructure markets. With annual revenues of some £4 billion, AMEC designs, delivers and maintains strategic and complex assets and employs around 29,000 people in more than 40 countries worldwide.

Merrill Lynch International (“Bank of America Merrill Lynch”), a subsidiary of Bank of America Corporation, is acting exclusively for AMEC in connection with the Acquisition and for no one else and will not be responsible to anyone other than AMEC for providing the protections afforded to its clients or for providing advice in relation to the Acquisition.

Forward-looking statements

This announcement contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

IMPORTANT INFORMATION:

This announcement is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This announcement is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of AMEC and Foster Wheeler (the “prospectus/proxy statement”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to

Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com.

This announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Participants in the Solicitation

AMEC, Foster Wheeler and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed offer. Information about AMEC’s directors and executive officers will be made available in the registration statement on Form F-4 when filed. Information about Foster Wheeler’s directors and executive officers is available in its Form 10-K for the year ended December 31, 2012 dated March 1, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus/proxy statement and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the prospectus/proxy statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.

ADDITIONAL INFORMATION REGARDING THE ACQUISITION

Introduction

AMEC, the international engineering and project management company, announces that AMEC has entered into a definitive agreement with Foster Wheeler under which it will make a recommended offer to acquire the entire issued and to be issued share capital of Foster Wheeler.

The transaction is expected to close in the second half of 2014.

Background to and reasons for the proposed acquisition

The combination is expected to strengthen AMEC’s oil and gas business, enabling it to expand its operations across the whole industry value chain, without changing its low-risk business model.

Until now, AMEC’s oil and gas business has been focused on the offshore upstream market, while Foster Wheeler has focused on the onshore, mid and downstream markets.

87 per cent of AMEC’s revenues today come from Europe and the Americas, with the balance coming from Growth Regions. The combination is expected to double AMEC’s revenues from Growth Regions and significantly expand its presence in Latin America.

Both companies employ highly skilled workforces and provide their customers with high value services, such as engineering, design and project management.  The increased scale and use of common tools and processes is expected to provide enhanced capability to balance workflow efficiently. AMEC believes this will allow the combined workforce of more than 40,000 to keep delivering excellent projects consistently for customers.

Combining the two companies will create some cost efficiencies, expected to be at least $75 million per annum. These savings will primarily come from removing head office duplication and scaling back office functions. It is expected to cost approximately $75 to $90 million to achieve these cost synergies. In addition, significant tax synergies are anticipated.

Further, the combination is expected to create new opportunities to develop the services offered to the combined customer base. For instance, Foster Wheeler has an extensive track record managing large scale cost-plus EPC contracts, and AMEC can expand its brownfield and environmental service offering into the mid and downstream markets.

Foster Wheeler and AMEC believe the Foster Wheeler power equipment business is a world-leader at supplying steam generators to utility and industrial plants — particularly focusing on unusual fuel mixes and emission controls. It is a niche business — and with that AMEC anticipates continued stable revenues, high margins and strong cash flow.

Information on Foster Wheeler

Foster Wheeler is an international engineering, construction and project management contractor and power equipment supplier delivering technically advanced, reliable facilities and equipment. The company employs approximately 13,000 people in more than 30 countries with specialized expertise dedicated to serving its clients through one of its two primary business groups.

Foster Wheeler’s two business groups are:

•                  The Global Engineering and Construction (E&C) Group, which designs and constructs leading edge processing facilities for the upstream oil and gas, LNG and midstream, refining, chemicals and petrochemicals, power, mining and metals, environmental, pharmaceuticals, biotechnology and healthcare industries

•                  The Global Power Group (GPG), a world leader in combustion and steam generation technology that designs, manufactures and erects steam generating and auxiliary equipment for power stations and industrial facilities and also provides a wide range of aftermarket services

Foster Wheeler has a current market capitalisation of approximately $3.1 billion.  In 2012, Foster Wheeler generated operating revenues of $3.4 billion, EBITDA of $279 million, profit before tax of $212 million and net income of $150 million.  As at September 2013, Foster Wheeler had gross assets of $2.6 billion.

Summary financial information on Foster Wheeler and IFRS reconciliation

US$ million	Dec-2012	Dec-2011	Dec-2010
Revenue	3,415	4,481	4,068
EBITDA	279	283	360
Profit before tax	212	235	305
Net income	150	177	231
Gross assets	2,734	2,614	3,060

Source: Audited US GAAP Consolidated Financial Statements for the years ended 31 December 2010, 2011 and 2012.

Foster Wheeler’s financial results will be restated under IFRS and included alongside pro forma historical financial information for the enlarged group in the documents sent to AMEC shareholders in due course.  The restatement is not expected to show any material changes to revenue or EBITDA from continuing operations. Under IFRS, the net pre-tax asbestos liability is currently expected to be in the order of £300 million.  On a pro forma basis, AMEC expects the combined order book to be more than £6 billion.

Summary of the key terms of the acquisition

The acquisition will be implemented by way of a tender offer to Foster Wheeler shareholders.  The terms of the acquisition are as announced on 13 January 2014. Foster Wheeler shareholders will receive 0.8998 new AMEC securities and $16.00 in cash for each Foster Wheeler share (representing approximately $3.3 billion, or £2.0 billion, in aggregate, payable approximately 50 per cent in cash and 50 per cent in AMEC securities)(1). Individual Foster Wheeler shareholders will have the ability to elect the proportion of cash and securities to be received in the offer, which election will be subject to pro rata adjustment.

The board of Foster Wheeler has unanimously approved the transaction and has resolved to recommend that holders of Foster Wheeler shares accept the tender offer.

In order to facilitate the acquisition, AMEC and Foster Wheeler have entered into a binding implementation agreement in which Foster Wheeler has given certain undertakings to co-operate with AMEC and AMEC has given certain undertakings to Foster Wheeler concerning, among other things, its conduct in connection with the acquisition.  Conditions to the offer include:

•                  AMEC having received valid acceptance of the offer from holders of Foster Wheeler shares holding a minimum of 80 per cent of the total issued share capital of Foster Wheeler

•                 Anti-trust and other regulatory approvals having been obtained

•                  AMEC shareholders having approved the transaction and

•                  The listing of the new AMEC securities to be issued in the offer.

The implementation agreement will shortly be filed by Foster Wheeler with the SEC — its key terms are as follows:

Termination provisions

The implementation agreement may be terminated in certain circumstances, including:

•                  The board of either AMEC or Foster Wheeler changes its recommendation of the offer

•                  The shareholders of AMEC do not approve the transaction

•                  Either AMEC or Foster Wheeler suffers a material adverse effect

•                  The shareholders of Foster Wheeler do not pass the requisite resolutions

•                  A competing proposal becomes or is declared wholly unconditional or is completed.

Cost reimbursement arrangements

•                  Foster Wheeler will pay AMEC a cost reimbursement of £32.5 million in certain circumstances, including in the event that its board does not recommend the deal or once given modifies its recommendation (assuming AMEC has not suffered a material adverse effect) or a competing offer becomes unconditional during the offer period or within 9 months after termination of the implementation agreement

•                  AMEC shall pay Foster Wheeler a cost reimbursement of £32.5 million in certain circumstances, including in the event that its board does not recommend the deal or once given modifies its recommendation, antitrust approvals have not been obtained by 31 October 2014 or it fails to consummate the offer in circumstances where all the conditions have been satisfied (assuming in each case that Foster Wheeler has not suffered a material adverse effect).

Non-Solicitation

•                  The implementation agreement prohibits Foster Wheeler from soliciting competing proposals, and from providing information and engaging in discussions with third parties, except in limited circumstances.

•                  The Board of Foster Wheeler is required to give AMEC notice of the terms of such superior proposal and of its intentions and give AMEC the opportunity to negotiate amendments to the terms and conditions of the implementation agreement in light of such proposal.

Financing the acquisition

AMEC will finance the cash portion of the consideration through its existing cash resources and new debt financing. The new debt financing has been arranged through a combination of new bank facilities, a bridging facility and an additional revolving credit facility. Bank of America Merrill Lynch International Limited, Bank of Tokyo Mitsubishi UFJ, Barclays and RBS are collectively underwriting the facilities at current market terms.

The securities portion of the consideration will be satisfied by the issuance of approximately 90 million new AMEC securities to Foster Wheeler shareholders, which, at the election of Foster Wheeler shareholders, will be issued in the form of either ordinary shares or American Depositary Shares, for which AMEC will seek a US listing.

Delisting

On completion of the offer, AMEC intends to pursue a delisting of Foster Wheeler shares from NASDAQ.

Anticipated timetable to completion

Prior to launching the tender offer, AMEC and its advisers must prepare a number of documents for filing as part of the US registration and listing process, and AMEC will be progressing with these processes during the second quarter of 2014.  Final documents are then expected to be filed, alongside publication of the prospectus and circular to AMEC shareholders, later in the first half of 2014.  The Acquisition is expected to close in the second half of 2014.

Further information

Further details in relation to the transaction will be set out in the prospectus and circular which will be published and sent out to AMEC shareholders in due course. AMEC shareholders’ attention is drawn, in particular, to the risk factors included in these documents.

Definitions

The following definitions apply throughout this document unless the context requires otherwise:

Acquisition	the recommended offer to acquire the entire issued and to be issued share capital of Foster Wheeler by way of a tender offer to Foster Wheeler shareholders

AMEC	AMEC plc

AMEC securities

the existing unconditionally allotted or issued and fully paid securities of 50p each in the capital of AMEC, and any further such shares or American Depository Shares which are unconditionally allotted or issued

AMEC shareholders	holders of AMEC securities

Brownfield	an existing project that is being rebuilt

CHF	the lawful currency of Switzerland

Circular	the circular to be sent to AMEC shareholders in connection with the Acquisition

Completion	Completion of the Acquisition in accordance with the terms of the implementation agreement

EBITDA	earnings before interest, tax, depreciation and amortisation

Enlarged group	AMEC following completion of the Acquisition

EPC	engineering, procurement and construction

Foster Wheeler	Foster Wheeler AG

Foster Wheeler shares	the existing unconditionally allotted or issued and fully paid shares of CHF3 each in the capital of Foster Wheeler, and any further such shares which are unconditionally allotted or issued

Foster Wheeler shareholders	holders of Foster Wheeler shares

Growth Regions	AMEC’s activities in the Middle East, Africa, CIS and Asia Pacific

IFRS

international accounting standards and international financial reporting standards and interpretations thereof, approved or published by the International Accounting Standards Board and adopted by the European Union

Implementation agreement

the binding document entered into by AMEC and Foster Wheeler pursuant to which Foster Wheeler has given certain undertakings to co-operate with AMEC and AMEC has given certain undertakings to Foster Wheeler concerning, among other things, its conduct in connection with the Acquisition

LNG	liquefied natural gas

Prospectus	a prospectus relating to AMEC and the listing of the new AMEC securities to be issued to Foster Wheeler shareholders as consideration pursuant to the Acquisition

ROIC	return on invested capital

SEC	the United States Securities and Exchange Commission

Terms of the Acquisition	the offer by AMEC to purchase all of the issued and outstanding Foster Wheeler shares for $16.00 in cash and 0.8998 new AMEC securities for each Foster Wheeler share

UK or United Kingdom	the United Kingdom of Great Britain and Northern Ireland

UKLA	the FCA in its capacity as the competent authority for the purposes of Part VI of FSMA

UK listing rules	the listing rules made by the FCA under section 73A of FSMA

US or United States	the United States of America, its territories and possessions, any state of the United States of America, the District of Columbia, and all other areas subject to its jurisdiction

US GAAP	generally accepted accounting principles in the United States

$ or US$	the lawful currency of the United States

£, pence or pound sterling	the lawful currency of the United Kingdom